Exhibit 99.1

Fitell Corporation Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Requirement

TAREN POINT, Australia, April 3, 2025(GLOBE NEWSWIRE) — Fitell Corporation (Nasdaq: FTEL) (the “Company”), an online retailer of gym and fitness equipment in Australia, today announced that on April 2, 2025, it has received a letter (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that for the last 30 consecutive business days the closing bid price of the Company’s ordinary shares was below $1.00 per share, which is the minimum closing bid price required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2).

The Notification Letter has no immediate impact on the listing or trading of the Company’s ordinary shares on The Nasdaq Capital Market and does not affect the Company’s business operations, its reporting obligations with the Securities and Exchange Commission (the “SEC”), or contractual obligations.

In accordance with Nasdaq Listing Rules, the Company was provided a compliance period of 180 calendar days from the date of the Notification Letter, or until September 29, 2025, to regain compliance with the minimum closing bid price requirement. If at any time during this compliance period, the closing bid price of the Company’s ordinary shares is at least $1 for a minimum of ten consecutive business days (subject to discretion of Nasdaq to extend this period under applicable Nasdaq Listing Rules), Nasdaq will provide the Company written confirmation of compliance, and the matter will be closed. In the event the Company does not regain compliance by September 29, 2025, the Company may be eligible for an additional 180 calendar days to regain compliance, subject to Company meeting continued listing requirements for all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement. If the Company is not eligible for an additional 180 days compliance period, its securities will be subject to delisting.

The Company’s business operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its ordinary shares and may consider implementing a reverse stock split to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

About Fitell Corporation

Fitell Corporation, through GD Wellness Pty Ltd (“GD”), its wholly owned subsidiary, is an online retailer of gym and fitness equipment both under its proprietary brands and other brand names in Australia. The company’s mission is to build an ecosystem with a whole fitness and wellness experience powered by technology to our customers. GD has served over 100,000 customers with large portions of sales from repeat customers over the years. The Company’s brand portfolio can be categorized into three proprietary brands under its Gym Direct brand: Muscle Motion, Rapid Motion, and FleetX, in over 2,000 stock-keeping units (SKUs). For additional information, please visit the Company’s website at www.fitellcorp.com.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events and include, but are not limited to, statements regarding the exercise of the warrants prior to their expiration and the intended use of proceeds from the offering. These forward-looking statements involve known and unknown risks and uncertainties, including market and other conditions, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Chief Financial Officer

Jamarson Kong

jamarson@gymdirect.com.au

Investor Relations

ir@fitellcorp.com